# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: biote Corp., CIK 0001819253
CUSIP: 090683103
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1875 W. Walnut Hill Ln #100, Irving, Texas (TX), 75038
Date of event which requires filing of this statement: 06/05/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002062000
Persons authorized to receive notices and communications: Richard Barrera, c/o Roystone Management Holdings LLC, 767 Third Avenue, 29th Floor, New York, New York (NY), 10017, 212-326-6010

## Reporting persons
- Roystone Management Holdings LLC (CIK 0002062000): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,622,748; sole dispositive power 0; shared dispositive power 4,622,748; aggregate amount beneficially owned 4,622,748 (14% of the class)
- RB Management GP LLC (CIK 0002062075): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,622,748; sole dispositive power 0; shared dispositive power 4,622,748; aggregate amount beneficially owned 4,622,748 (14% of the class)
- Guines LLC (CIK 0001966012): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,622,748; sole dispositive power 0; shared dispositive power 4,622,748; aggregate amount beneficially owned 4,622,748 (14% of the class)
- Richard Barrera (CIK 0001773204): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,622,748; sole dispositive power 0; shared dispositive power 4,622,748; aggregate amount beneficially owned 4,622,748 (14% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: biote Corp.
Address of issuer's principal executive offices: 1875 W. Walnut Hill Ln #100, Irving, Texas (TX), 75038

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by (i) Guines LLC (the "Fund"), a Delaware limited liability company, (ii) Roystone Management Holdings LLC ("Roystone"), the investment adviser to Guines, (iii) RB Management GP LLC (the "Manager"), the manager of Roystone, and (iv) Richard Barrera, the managing member of the Manager, a United States citizen (collectively, the "Reporting Persons").
Residence or business address:
The principal business address for each of the Reporting Persons is 767 Third Avenue, 29th Floor
New York, New York 10017, United States of America.
Present principal occupation or employment: Richard Barrera is the managing member of the Manager and Roystone. The principal business of Roystone is serving as an investment adviser to its clients. The principal business of the Manager is serving as the manager or its equivalent to Roystone. Roystone is the investment adviser to the Fund and the Manager is the manager of Roystone. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.
Citizenship:
Guines LLC is a Delaware limited liability company.
Roystone Management Holdings LLC is a Delaware limited liability company.
RB Management GP LLC is a Delaware limited liability company.
Richard Barrera is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Common Stock for the Fund came from the working capital of the Fund, over which the Reporting Persons, through their roles described in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Common Stock, other than borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally acquired the Common Stock for investment purposes. The Reporting Persons are filing this initial Schedule 13D to report that Richard Barrera, managing member of the Manager, was appointed to the Issuer's board of directors (the "Board") on June 5, 2025.

For more information, please see the Issuer's Current Report on Form 8-K, filed with the SEC on June 9, 2025, which is incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer's management, the Issuer's Board and other holders of Common Stock from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 4,622,748 Common Stock, constituting 14.0% of the Common Stock*.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 4,622,748 Common Stock; has the sole power to dispose or direct the disposition of 0 Common Stock; and has the shared power to dispose or direct the disposition of 4,622,748 Common Stock.

*The outstanding Common Stock figure is based on the 33,073,277 Common Stock outstanding as reported in the Issuer's 10-Q filed by the Issuer on May 9, 2025.
Transactions in the class effected during the past sixty days: The transactions by the Reporting Persons in the Common Stock in the past sixty days are set forth in Exhibit B.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in Common Stock

## Signatures
- Roystone Management Holdings LLC: By: /s/ Laura Roche*, Laura Roche / COO/CFO (06/12/2025)
- RB Management GP LLC: By: /s/ Richard Barrera*, Richard Barrera / Managing Member (06/12/2025)
- Guines LLC: By: /s/ Richard Barrera*, Richard Barrera / Managing Member (06/12/2025)
- Richard Barrera: By: /s/ Richard Barrera*, Richard Barrera (06/12/2025)
Comment: * This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.